FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2020

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira de Distribuição

CNPJ/ME No. 47.508.411/0001-56

NIRE 35.300.089.901

MINUTES OF THE GENERAL MEETING OF DEBENTURE HOLDERS OF THE FIFTEENTH ISSUE OF ORDINARY DEBENTURES, NOT CONVERTIBLE INTO SHARES, UNSECURED, IN A SINGLE SERIES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED EFFORTS OF THE COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, HELD ON NOVEMBER 19, 2020

1.           Date, Time and Venue: This meeting (“GDM”), was held on November 19, 2020, at 10:00 AM, at the head office of Companhia Brasileira de Distribuição, located in the City of São Paulo, State of São Paulo, at Avenida Brigadeiro Luiz Antônio, No. 3.142, Jardim Paulista, ZIP Code 01402-000 (“Company”), virtually, as prerogative of Official Letter No. 6/2020/CVM/SIN, dated March 26, 2020, together with CVM Instruction No. 625, of May 14, 2020, respecting the recommendations of the World Health Organization and Ministry of Health regarding the social distancing, in view of the coronavirus cases, named COVID-19, in the City of São Paulo.

2.           Call: Call notice dismissed under article 124, paragraph 4, of Law 6,404, dated December 15, 1976 (“Brazilian Corporation Law”), in view of the attendance of Debenture Holders (as defined below) of one hundred per cent (100%) of the outstanding Debentures (as defined below).

3.           Attendance and Quorum: Attendance of: (i) holders of one hundred per cent (100%) of the outstanding debentures of the fifteenth issue of ordinary debentures, not convertible into shares, unsecured, in a single series, of the Company (“Debenture Holders”, “Debentures” and “Issue”, respectively), as per the attendance list attached to these minutes; (ii) representatives of Vórtx Distribuidora de Títulos e Valores Mobiliários Ltda., a financial institution enrolled with the Corporate Taxpayers’ Register of the Ministry of Economy, Finance and Planning (“CNPJ/ME”) under No. 22.610.500/0001-88, in the capacity of trustee of the Debentures, in the form of its Articles of Association (“Trustee”); and (iii) representatives of the Issuer. So, there being quorum sufficient to hold the meeting and resolve on the matters contained in the Agenda, as provided for in clause 7.6.1 of the “Indenture of the Fifteenth (15th) Issue of Ordinary Debentures, Not Convertible into Shares, Unsecured, in a Single Series, for Public Distribution with Restricted Efforts of Companhia Brasileira de Distribuição” (“Indenture”).

4.           Board: The Trustee’s representative proposed to those present to elect the Chairman and the Secretary of the GDM to, among other things, draw up these minutes, being elected as Chairman Mr. Frederico Augusto Alonso, and as Secretary, Mr. Marcelo Acerbi.

5.	Agenda: To examine, discuss and resolve on:

(i)          Approval of not setting the event of early maturity of the Debentures, pursuant to Clause 4.12 of the “Indenture of the Fifteenth (15th) Issue of Ordinary Debentures, Not Convertible into Shares, Unsecured, in a Single Series, for Public Distribution with Restricted Efforts of Companhia Brasileira de Distribuição”.(“Indenture”), within the context of performing the partial spin off transaction of the Company and its wholly-owned subsidiary Sendas Distribuidora S.A. (“Sendas”), as described in the Company’s Material Fact published on September 9, 2020 (“Transaction”).

(ii)         Approval of authorization to release the Company from the obligation to pay the flat premium set forth in Clause 4.13.1.1 of the Indenture within the scope of the partial optional early redemption, in the amount of up to three hundred and fifty million reais (BRL 350,000,000.00) to be made three (3) business days following the date of this General Debenture Holders’ Meeting, as well as the performance of said partial optional early redemption and, further, the approval to waive the prior communication and publication requirements for the holders of the Debentures regarding said partial optional early redemption, as provided for in Clause 4.13.1 of the Indenture and performance;

(iii)       Approval for payment of the Compensation (as defined in the Indenture) on November 24, 2020, in addition to the payment dates already set forth in the Indenture;

(iv)       Approval to increase the Debentures’ rates of Compensation set forth in Clauses 4.10.1 and 4.10.5 of the Indenture, as per proposed wording of amendment to the Indenture to be made available to the debenture holders and which, if approved, shall be reflected on the amendment to the Indenture;

(v)         Approval for: (a) changing item “(xi)” of Clause 4.12.1 of the Indenture in order to provide for the authorization granted by the Debenture Holders in relation to the Transaction; (b) changing item “(xv)” of Clause 4.12.1 of the Indenture in order to outline that the Transaction falls under the transfer events permitted therein, and (c) changing of item “(xvii)” of Clause 4.12.1 of the Indenture for maintenance of the early maturity event in case of distribution of dividends and/or payment of interests on own capital assigned as dividends, as per proposed wording of amendment to the Indenture to be made available to the debenture holders and which, if approved, shall be reflected on the amendment to the Indenture;

(vi)       Approval to change Clause 4.13.1 and Clause 4.13.3 of the Indenture to provide for the partial redemption, as per proposed wording of amendment to the Indenture to be made available to the debenture holders and which, if Amendment shall be reflected on the amendment to the Indenture;

(vii)      Authorization for the Company, together with the Trustee, to execute all applicable documents, as of the date of holding of this GDM, to reflect the content of the resolutions passed in this Agenda.

6.           Drawing up of the Minutes: Drawing up of these GDM minutes authorized in form of summary.

7.           Holding of the Meeting: The meeting was held, the Secretary verified the quorum and call assumptions, as well as the proxy instruments of the Debenture holders’ representatives attending, and Mr. Chairman declared this Meeting opened. Then, the Agenda was read.

7.1.       The Trustee asked the Debenture Holders regarding any event that could be considered as conflicts of interest in relation to the matters of the Agenda and other parts of the transaction, and the Debenture holders informed that such an event does not exist.

7.2.       The Trustee warned the Debenture Holders about potential risks arising from the foregoing resolutions. It further affirms that is not responsible for verifying if the manager or attorney of the Debenture Holders, when making the decision within the scope of this GDM, acts in accordance with the instructions of their final investor, observing its management regulation or agreement, as applicable.

8.           Resolutions: Once the meeting was validly held and after discussing the matter, the Debenture holders representing one hundred per cent (100%) of the Debentures issued and outstanding, have fully and without reservations or restrictions approved:

(i)          With respect to item “i” of the Agenda: Holders representing one hundred percent (100%) of the outstanding Debentures, without record of votes against or abstentions, resolved to approve not to set the event of early maturity of the

Debentures, pursuant to Clause 4.12.1 item “(xi”) of the Indenture, within the context of the Transaction;

(ii)         With respect to item “ii” of the Agenda: Holders representing one hundred percent (100%) of the outstanding Debentures, without record of votes against or abstentions, resolved to approve the authorization to release the Company from the obligation to pay the flat premium set forth in Clause 4.13.1.1 of the Indenture within the scope of the partial optional early redemption, in the amount of up to three hundred and fifty million reais (BRL 350,000,000.00) to be made three (3) business days following the date of this General Debenture Holders’ Meeting, as well as the performance of said partial optional early redemption and, further, the approval to waive the prior communication and publication requirements for the holders of the Debentures regarding said partial optional early redemption, as provided for in Clause 4.13.1 of the Indenture;

(iii)       With respect to item “iii” of the Agenda: Holders representing one hundred percent (100%) of the outstanding Debentures resolved to approve the payment of the Compensation (as defined in the Indenture) on November 24, 2020, in addition to the payment dates already set forth in the Indenture. In view of this resolution, the Debenture holders further approved to change Clause 4.10.4, which shall become effective with the following wording:

“4.10.4. The Compensation shall be paid: (i) semiannually on the 15th day of the months of January and July of each year, as of the Issue Date, and the first Compensation payment shall be due on July 15, 2018, and the last one shall be due on the Maturity Date; and (ii) in addition to the dates set forth in item (i) above, it shall also be paid on November 24, 2020, as described in table below: (“Compensation Payment Dates”):

Installment Number	Dates of Payment of the Debentures
1	July 15, 2018
2	January 15, 2019
3	July 15, 2019
4	January 15, 2020
5	July 15, 2020
6	November 24, 2020
7	Maturity Date

(iv)       With respect to item “iv” of the Agenda: Holders representing one hundred percent (100%) of the outstanding Debentures, without record of votes against or abstentions, resolved to approve the increase of the Debenture holders’ rate of Compensation, provided for in Clauses 4.10.1 and 4.10.5 of the Indenture, which shall become effective with the following wording, being certain that the change shall become effective as of the date hereof until the Maturity Date of the Debentures:

“4.10.1 The Unit Par Value of the Debentures shall not be subject to monetary adjustment. As of the First Subscription and Payment Date and until November 23, 2020 (included), the Debentures shall be entitled to a Compensation corresponding to one hundred and four point seventy-five per cent (104.75%) of the accrued variation of the average daily rates of the DI Interbank Deposits of one day, “over extra group”, base of two hundred and fifty-two (252) Business Days, calculated and disclosed daily by B3, in the daily newsletter available on its website (http://www.b3.com.br) (“DI Rate”), incident on the Unit Par Value, or balance of the Unit Par Value, and paid at the end of each Capitalization Period. And as of November 24, 2020 (included), the Debentures shall be entitled to a Compensation corresponding to one hundred and fifty per cent (150.00%) of the accrued variation of the average daily rates of the DI Rate, incident on the Unit Par Value, or balance of the Unit Par Value, and paid at the end of each Capitalization Period, as defined in Clause 4.10.3 below, according to the formula indicated in Clause 4.10.5 below (“Compensation”).

(...)

“4.10.5 The Debentures’ Compensation must be calculated according to the following formula:

J = VNe x (DI Factor - 1)

where:

J:       unit value of the interests due at the end of each Capitalization Period, calculated with eight (8) decimal places without rounding;

VNe: Unit Par Value or balance of the Unit Par Value, as the case may be, informed/calculated with eight (8) decimal places without rounding;

DIFactor (Fator DI): Output of DI Rates using the percentage applied as of the start date (included) of each Capitalization Period, until the date of calculation (excluded) of the Compensation payment, calculated with eight (8) decimal places, with rounding, determined as follows:

where:

nDI: Total number of DI Rates, being “ nDI “ a whole number;

k:       Corresponds to the number of DI Rates orders, going from 1 to nDI;

p:       one hundred and four point seventy-five per cent (104.75%) or one hundred and fifty per cent (150.00%), as the case may be, to be applied on the DI Rate;

TDIk: DI Rate, of k order, expressed daily, calculated with eight (8) decimal places, with rounding, determined as follows:

where:

DIk:       DI Rate, of k order, disclosed by B3, used with two (2) decimal places;

Observations:

1)       The factor resulting from the expression (1 + TDIk x p) shall be considered with sixteen (16) decimal places, without rounding.

2)       The output of daily factors (1 + TDIk x p) is obtained, and at each factor accrued, the result is truncated with sixteen (16) decimal places, applying the next daily factor and so on, until the last one considered.

3)       Once the factors are accrued, the resulting factor “Factor DI” is considered with eight (8) decimal places, with rounding.

4)       The DI Rates must be used considering an identical number of decimal places disclosed by the entity responsible for calculating them.”

(v)         With respect to item “v” of the Agenda: Holders representing one hundred percent (100%) of the outstanding Debentures, without record of votes against or abstentions, resolved to approve (a) the change of item “(xi)” of Clause 4.12.1 of the Indenture; (b) the change of item “(xv)” of Clause 4.12.1 of the Indenture; and (c) the change of item “(xvii)” of Clause 4.12.1 of the Indenture, which shall become effective with the following wording:

“(xi) spin off, consolidation or even merger of the Issuer by another company, without prior and express authorization of the Debenture holders, observing the resolution quorum established in this Indenture, except if the spin off, consolidation or merger meets the requirements provided for in article 231 of the Brazilian Corporation Law, except the Spin Off announced by the Issuer in a material fact published on September 9, 2020”

(...)

“(xv) sale, disposal of, spin off, transfer and/or promise of transfer of the Issuer’s assets, including shares or quotas of controlled companies, with a value higher than the equivalent to twenty per cent (20%), whether individually or in the aggregate, of the Issuer’s owners’ equity, according to the last quarterly financial statement disclosed, except (a) sale, disposal of, spin off, transfer and/or promise of transfer of Issuer’s assets, including shares or quotas of controlled companies, within the economic group of the Issuer, (b) sale, disposal of, spin off, transfer and/or promise of transfer of its subsidiary Via Varejo S.A. and its related assets, or (c) with the prior written consent of the Debenture holders. It should be highlighted that the Spin Off announced by the Issuer in a material fact published on September 9, 2020, is considered a Spin Off within the Issuer’s Economic Group;

(...)

“(xvii) distribution of dividends and/or payment of interests on own capital (“JCP”) assigned as dividends by the Issuer, above the minimum mandatory dividend provided for in article 202 of the Brazilian Corporation Law, except (a) if there is a prior and express authorization of the Debenture holders; or (b) in case of JCP assigned as dividends, if there is a distribution of net profit of the respective fiscal year in a percentage of up to twenty-six per cent (26%), due to the variation of the Withholding Income Tax (IRRF) rates applicable to the shareholders, under the legislation in force”

(vi)       With respect to item “vi” of the Agenda: Holders representing one hundred percent (100%) of the outstanding Debentures, without record of votes against or abstentions, resolved to approve the change of Clauses 4.13.1. and 4.13.3 of the Indenture, which shall become effective with the following wording:

“4.13.1. The Debentures may be partially or fully redeemed at any time as of the eleventh (11th) month counted as of the Issue Date, that is, as of December 15, 2018, at the Issuer’s discretion, through delivery of communication to all the Debenture holders, with a copy to the Trustee, or publication of a communication to the Debenture holders ten (10) Business Days in advance (“Early Redemption”), informing: (i) the date on which the Early Redemption shall be made; and (ii) any other information relevant to the Debenture holders.”

(...)

“4.13.3       If the Issuer opts for the partial redemption of the Debentures, and if the adherence of the Debenture holders representing a greater volume of Debentures that may be redeemed is verified, based on the partial Early Redemption Offering Notice, a drawing of lots procedure should be carried out, under article 55, paragraph 2 of the Brazilian Corporation Law, coordinated by the Trustee.”

(viii)     With respect to item “vii” of the Agenda: Holders representing one hundred percent (100%) of the outstanding Debentures, without record of votes against or abstentions, resolved to authorize the Company, together with the Trustee, to execute all applicable documents, as of the date of holding of this GDM, in order to reflect the content of the resolutions passed in this GDM.

The Company consigns herein that the changes approved in items “ii”, “iii”, “iv” and “vi” above shall become effective as of the date hereof, and the effectiveness of the other changes approved above shall be subject to implementation of the Transaction.

The Company informs that this meeting met all procedures requirements and guidance to be held, as determined by ICVM 625, especially by its article 7.

The board Secretary, under article 8, paragraph 2 of ICVM 625, records the attendance of the Debenture holders present, thus, their respective signatures at the end of these minutes is waived.

9.           Closing: The opportunity to speak was offered to who wished to use it, but there was no manifestation. There being no further matters to be discussed, this GDM was adjourned and these minutes were drawn up which, after being read and certified, were signed by those present.

São Paulo, November 19, 2020.

(True copy of the original drawn up in proper book)

(Signatures on the following page)

(Page 1/3 of Signatures of the Minutes of the General Meeting of Debenture Holders of the Fifteenth (15th) Issue of Ordinary Debentures, Not Convertible Into Shares, Unsecured, in a Single Series, for Public Distribution With Restricted Efforts of the Companhia Brasileira De Distribuição, held on 1st call on November 19, 2020)

_________________________	_________________________
Frederico Augusto Alonso Chairman	Marcelo Acerbi de Almeida Secretary

(Page 2/3 of Signatures of the Minutes of the General Meeting of Debenture Holders of the Fifteenth (15th) Issue of Ordinary Debentures, Not Convertible Into Shares, Unsecured, in a Single Series, for Public Distribution With Restricted Efforts of the Companhia Brasileira De Distribuição, held on 1st call on November [•], 2020)

Company:

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

__________________________________ Name: Frederico Augusto Alonso Title: Attorney-in-fact	__________________________________ Name: Marcelo Acerbi de Almeida Title: Attorney-in-fact

(Page 3/3 of Signatures of the Minutes of the General Meeting of Debenture Holders of the Fifteenth (15th) Issue of Ordinary Debentures, Not Convertible Into Shares, Unsecured, in a Single Series, for Public Distribution With Restricted Efforts of the Companhia Brasileira De Distribuição, held on 1st call on November 19, 2020)

Trustee:

VORTX DISTRIBUIDORA DE TITULOS E VALORES MOBILIARIOS LTDA.

__________________________________ Name: Ana Eugenia de Jesus Souza Queiroga Title: Attorney-in-fact CPF: 009.635.843-24	__________________________________ Name: Caroline Tsuchiya Silva Title: Attorney-in-fact CPF: 381.514.668-20

(List of Attendance of debenture holders of the General Meeting of Debenture Holders of the Fifteenth (15th) Issue of Ordinary Debentures, Not Convertible into Shares, Unsecured, in a Single Series, for Public Distribution With Restricted Efforts of the Companhia Brasileira De Distribuição, held on 1st call on November 19, 2020)

Debenture holder	CNPJ/MF
BB TOP MULTI MODERADO LP FUNDO DE INVESTIMENTO MULTIMERCADO	03.752.361/0001-82
BB ATACADO MISTO FI RENDA FIXA CREDITO PRIVADO	05.832.360/0001-73
BB TOP CREDITO PRIVADO FI RENDA FIXA LONGO PRAZO	06.015.421/0001-72
BB TOP ARBITRAGEM ALAVANCADO FI MULTIMERCADO LONGO PRAZO	07.490.284/0001-90
BB TOP RV GIRO LP FUNDO DE INVESTIMENTO MULTIMERCADO	08.039.040/0001-59
BB TOP MULTI INSTITUCIONAL LP FUNDO DE INVESTIMENTO MULTIMERCADO	08.038.910/0001-75
BRASILPREV TOP TP FUNDO DE INVESTIMENTO RENDA FIXA	07.593.967/0001-73
BB TOP MULTI LP ABSOLUTO FUNDO DE INVESTIMENTO MULTIMERCADO	09.605.786/0001-45
BB PREVIDENCIARIO MULTIMERCADO FI LONGO PRAZO	10.418.362/0001-50
BB FAPI FUNDO DE APOSENTADORIA PROGRAMADA INDIVIDUAL	02.010.153/0001-45
BB TOP MULTIMERCADO BALANCEADO FUNDO DE INVESTIMENTO LONGO PRAZO	11.052.415/0001-25

BB PROFETA FUNDO DE INVESTIMENTO MULTIMERCADO CREDITO PRIVADO LONGO PRAZO	07.098.323/0001-09
BB TOP TRADE PLUS LP FUNDO DE INVESTIMENTO MULTIMERCADO	12.013.309/0001-03
BB FORTE FUNDO DE INVESTIMENTO RENDA FIXA LONGO PRAZO	12.353.758/0001-92
BB LOMBARDIA FIM CP IE	14.399.766/0001-03
BB ECO PLUS FUNDO DE INVESTIMENTO RENDA FIXA CREDITO PRIVADO	17.225.793/0001-40
BB TOP RENDA FIXA CREDITO PRIVADO ALTO RENDIMENTO LONGO PRAZO FUNDO DE INVESTIMENTO	18.428.655/0001-20
BB SONDRIO FUNDO DE INVESTIMENTO MULTIMERCADO CREDITO PRIVADO LONGO PRAZO	18.454.209/0001-90
BB TOP RF MODERADO FI RENDA FIXA REFERENCIADO DI LONGO PRAZO	01.608.572/0001-10
BB TOP DI RF REFERENCIADO DI LONGO PRAZO FI	00.852.311/0001-89
BB TOP DOLAR FI CAMBIAL LP	02.838.583/0001-50
AEHC FUNDO DE INVESTIMENTO MULTIMERCADO CREDITO PRIVADO INVESTIMENTO NO EXTERIOR	23.425.553/0001-91
BB TOP DI RF REFERENCIADO DI CREDITO PRIVADO LP FI	25.234.711/0001-51
FUNDO DE INVESTIMENTO CAIXA ADELINO MULTIMERCADO CREDITO PRIVADO LONGO PRAZO	23.361.262/0001-87
BB PARANA II FUNDO DE INVESTIMENTO RENDA FIXA	26.724.752/0001-99

BB TOP RV GIRO 2 MULTIMERCADO LONGO PRAZO FI	26.764.117/0001-35
BB MONTMOR FUNDO DE INVESTIMENTO MULTIMERCADO CREDITO PRIVADO LONGO PRAZO	22.632.239/0001-17
BB TOP RF ARROJADO FI RENDA FIXA LONGO PRAZO	03.389.374/0001-39
BB INSTITUCIONAL FI RENDA FIXA	02.296.928/0001-90
BB EXCLUSIVE 2 FUNDO DE INVESTIMENTO MULTIMERCADO LONGO PRAZO CREDITO PRIVADO	02.998.754/0001-08
BB TOP EURO FI CAMBIAL LP	05.075.861/0001-52
BB FUNDO DE INVESTIMENTO RENDA FIXA CREDITO PRIVADO SISTEMA UNICRED	05.324.449/0001-29
BB AGATA II FI MULTIMERCADO CP	04.592.305/0001-90

Represented by its legal manager, BB GESTAO DE RECURSOS DISTRIBUIDORA DE TITULOS E VALORES MOBILIARIOS S.A., enrolled with CNPJ/ME under No. 30.822.936/0001-69.

(True copy of the original drawn up in proper book)

__________________________________ Name: Frederico Augusto Alonso Title: Attorney-in-fact	__________________________________ Name: Marcelo Acerbi de Almeida Title: Attorney-in-fact

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: November 27, 2020	By: /s/ Peter Estermann Name: Peter Estermann Title: Chief Executive Officer
By: /s/ Christophe José Hidalgo Name: Christophe José Hidalgo Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.